UNITED STATES

SECURITIES AND  EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure  Report

BENCHMARK ELECTRONICS, INC.

(Exact name  of  registrant  as  specified  in  its  charter)

Texas	1-10560	74-2211011
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3000 Technology Drive, Angleton, Texas  77515

(Address of principal executive offices) (Zip Code)

Scott R. Peterson

Vice President & General Counsel

(979) 849-6550

(Name and telephone number,  including area code, of the person to contact in connection with this report.)

Check the  appropriate  box  to  indicate the rule  pursuant  to  which  this form is  being  filed, and provide the period to which the information in this form applies:

x  Rule 13p-1  under  the  Securities  Exchange  Act  (17  CFR  240.13p-1)  for  the  reporting  period  from  January  1  to  December  31, 2015.

Section 1  –  Conflict  Minerals  Disclosure

Item 1.01  Conflict  Minerals  Disclosure  and  Report

Our Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.  A copy of this report is publicly posted in the Sustainability pages of the Corporate section of our website at http://www.bench.com.  The content of any referenced website is not incorporated by reference into, and should not be considered part of, this report or the Conflict Minerals Report.

Item 1.02 Exhibit

See Item 1.01 above.

Section 2 – Exhibits

Item 2.01 – Exhibits

Exhibit 1.01  –  Benchmark Electronics, Inc. Conflict  Minerals  Report  dated May 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BENCHMARK ELECTRONICS, INC.

By: /s/ Gayla J. Delly	Date: May 31, 2016
Gayla J. Delly
President and CEO